UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2015 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

Exhibit 1:	Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement, dated November 16, 2015.

Exhibit 2:	Proxy Card for the registrant's 2015 Annual General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: November 16, 2015

Exhibit Index

Exhibit 1:	Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement, dated November 16, 2015.

Exhibit 2:	Proxy Card for the registrant's 2015 Annual General Meeting of Shareholders.